Subsidiaries of the Registrant

1.	EWSD I, LLC d/b/a Shi Farms, a Delaware corporation;
2.	NY-SHI, LLC, a New York limited liability company;
3.	SHI Cooperative, LLC, a Colorado limited liability company ;
4.	Pueblo Agriculture Supply and Equipment, LLC, a Delaware limited liability company;
5.	SOCO Processing, LLC, a Colorado limited liability company;
6.	Rock Acquisition Corporation, a New Jersey corporation;
7.	Prescription Vending Machines, Inc., d/b/a Medicine Dispensing Systems, a California corporation;
8.	Medbox Property Investments, Inc., a California corporation;
9.	MJ Property Investments, Inc., a Washington corporation.